Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Monday, 05 June 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: S. TINNEY
Title: Communication Assistant

dlw 6/13

Antisoma announces positive phase I data, new trial plans and regaining of rights for R1550

Atlanta, Georgia, and London, UK: 4 June 2006 Antisoma announces the successful completion of a phase I trial of R1550 (huHMFG1) and presentation of its results today at the ASCO meeting in Atlanta. The safety study in patients with metastatic (spreading) breast cancer showed that the drug was well tolerated at the maximum dose tested, clearing the way for further development in patients with less advanced disease. While analysis of efficacy was not a primary aim, a number of patients showed prolonged stabilisation of disease.

Antisoma has reached agreement with Roche to regain all rights to R1550, which will now be redesignated AS1402. Antisoma plans to move the drug rapidly into a phase IIa study in breast cancer patients awaiting surgery after initial diagnosis. State of the art microarray analyses will be used to examine the effects of the drug in these earlier stage patients, and data are expected during 2007.

Commenting on the developments, Antisoma's Chief Executive Officer, Glyn Edwards, said: "R1550 is clearly well tolerated and has shown some interesting signs of activity in patients with advanced breast cancer. We and Roche both feel that Antisoma is best placed to investigate these further and that a phase IIa study in pre-surgical breast cancer is the logical next step. This trial will allow us to assess the effect of R1550 in patients with earlier stage disease, where experience with other antibody drugs suggests there is greatest chance of seeing efficacy."

Dr Mark Pegram of the UCLA Jonsson Comprehensive Cancer Center, Los Angeles, an investigator in the study and its presenter at ASCO, said "Targeting MUC1 with R1550 is a promising approach and I look forward to seeing how the drug performs in less heavily pretreated patients and patients with earlier stage breast cancer."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915068

Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes on R1550 (AS1402) and the phase I study
The poster presentation on the R1550 phase I study is available at www.antisoma.co.uk. A webcast regarding Antisoma's presentations at ASCO is also available on the company's website.

R1550 is a humanised monoclonal antibody that targets MUC1, a protein found on the surface of many types of cancer cell. The drug has been shown to mediate ADCC (antibody dependent cell-mediated cytotoxicity) in experiments using donor immune cells and cancer cells from patients. R1550 was originally licensed by Antisoma from Imperial Cancer Research Technologies, the technology transfer group of ICRF, now incorporated into Cancer Research UK.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

Antisoma's AS1404 shows early promise in ovarian cancer trial

Atlanta, Georgia, and London, UK: 4 June 2006 Antisoma announces the presentation today at ASCO of initial findings from a phase II trial of AS1404 (DMXAA) in ovarian cancer. The study randomised patients with recurrent ovarian cancer to receive AS1404 plus chemotherapy or chemotherapy alone. With initial data available from 62 patients, those receiving AS1404 had a tumour response rate of 61.3%, compared with 54.8% for those receiving chemotherapy alone.

Safety findings from the trial show that, to date, AS1404 has been well tolerated and has not exacerbated the side effects of chemotherapy. Patients continue to be followed up to assess the effect of AS1404 on time to tumour progression and survival.

The ovarian cancer study is one of three randomised controlled phase II trials of AS1404. A separate announcement has been made today concerning data from a trial in non-small cell lung cancer, where addition of AS1404 to chemotherapy was associated with a higher response rate, longer time to progression and enhanced projected survival compared with chemotherapy alone. A third trial, in hormone-refractory prostate cancer, is also ongoing.

Antisoma announced with the lung cancer findings that it had regained all rights to AS1404 from its partner Roche. Antisoma plans to start a phase III trial in non-small cell lung cancer in parallel with completing the phase II studies in ovarian and prostate cancers.

Prof Hani Gabra of Imperial College London, an investigator in the study and the presenter of the AS1404 ovarian cancer trial at ASCO, said, "These early data are interesting and I look forward to seeing the results from the other measures of efficacy in this trial."

Glyn Edwards, CEO of Antisoma said, "In the context of the positive findings from our lung cancer trial, it is very encouraging to see promising early data in another cancer indication. Because AS1404 works by disrupting tumour blood vessels, it could potentially provide benefit to patients with a wide variety of cancers."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Such statements are based on management's current expectations, but actual results may differ materially.

The AS1404 phase II trial in ovarian cancer

For full details of the data presented from the ovarian cancer study of AS1404, the ASCO poster is available at www.antisoma.co.uk. The response data currently available are from 62 of 77 patients enrolled in the trial, and are based on use of RECIST (Response Evaluation Criteria In Solid Tumours), a standard means of assessing the impact of therapies on tumour growth The response rates quoted are the sum of complete and partial responses to treatment for each arm of the trial, as reported by investigators in the study. Most responses are confirmed but these preliminary findings also include a number of unconfirmed responses.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

Antisoma reports survival advantage for AS1404 in lung cancer and regains product rights

Atlanta, Georgia, and London, UK: 4 June 2006 Antisoma announces the presentation at ASCO of positive data from a phase II lung cancer study of its vascular disrupting agent AS1404 (DMXAA). Patients receiving AS1404 in addition to standard chemotherapy showed increased tumour response rates, longer time to disease progression and enhanced survival compared with patients receiving standard chemotherapy alone.

Antisoma also announces that it has regained all rights to AS1404 from Roche, and plans to take the drug forward promptly into a phase III trial in lung cancer. Extensive preparations have already been made to allow seamless progression to the next stage of development.

Dr Mark McKeage of the University of Auckland, New Zealand, one of the Principal Investigators in the AS1404 lung cancer study and the presenter of the findings at ASCO, said: "These are undoubtedly some of the most interesting data to emerge in lung cancer in recent years, and I look forward to seeing the drug proceed rapidly into phase III trials."

Antisoma's CEO Glyn Edwards said: "This is a great moment for Antisoma and a credit to all those who have backed or collaborated with us to achieve this success. AS1404 has shown proof of concept in a robust study in lung cancer, which represents one of the largest market opportunities in oncology, and is now firmly established as the leading drug in the class of vascular disrupting agents. We are excited by the potential of AS1404 to bring benefits to patients with a variety of cancers and look forward to seeing further data from trials in lung cancer and other tumour types. We are also delighted to have regained full rights to the drug, and will endeavour to maximise shareholder value by advancing AS1404 ourselves while also considering the merits of any offers from new potential partners."

Details of the phase II results in lung cancer

The phase II data presented at ASCO are from a randomised controlled four-nation trial which enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. Seventy patients were evaluable for efficacy, 34 of whom received AS1404 plus standard chemotherapy while 36 received standard chemotherapy alone. Projected six-month survival rates are 82.0% for patients receiving AS1404 and 54.8% for patients receiving standard chemotherapy. Projected median survival is currently 12.0 months with AS1404 and 7.6 months in the standard chemotherapy group. Data on time to tumour progression and tumour responses also show an advantage with AS1404, with median time to progression longer by 17 days (132 vs 115 days for the standard chemotherapy group) and a higher tumour response rate (31.2% with AS1404 vs 22.2% with standard chemotherapy).

Safety findings from the study show that addition of AS1404 to chemotherapy was well tolerated and that there was no requirement to lower doses of the chemotherapy agents. The study included patients with both squamous and non-squamous tumour histologies; no differences in safety were observed between these groups.

In parallel with preparations for phase III, Antisoma is conducting an extension study in which additional lung cancer patients are being treated with 1800 mg/m^2 AS1404 (a higher dose than the 1200 mg/m^2 dose that was standard in the phase II trial). Data from this study will be presented at future scientific meetings, as will findings from a phase II trial in prostate cancer and further data from a phase II trial in ovarian cancer, from which initial findings have also been presented at ASCO 2006 (see separate announcement).

According to the World Health Organisation, there are more than 1.2 million cases worldwide of lung and bronchial cancer each year, causing approximately 1.1 million deaths. The American Cancer Society (ACS) estimates that around 173,000 people will be diagnosed with lung cancer in the United States in 2006. The US National Cancer Institute reports that lung cancer is the single largest cause of deaths from cancer in the US, responsible for nearly 30% of all cancer deaths. Non-small cell lung cancer is the most common form of the disease and accounts for more than 80% of all lung cancers.

The ASCO poster in which the lung cancer data were presented is reproduced on the Antisoma website at www.antisoma.co.uk, along with a webcast about the company's ASCO presentations.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Antisoma disclaimer

Further details of the AS1404 phase II trial in lung cancer

The AS1404 lung cancer trial has been conducted at hospitals in France, Germany, Australia and New Zealand. Half of the patients in the study have received AS1404 plus chemotherapy (carboplatin and paclitaxel) while the other half have received chemotherapy alone.

Promising preliminary response findings from the study were reported in October 2005, while the ASCO presentation includes more mature data covering multiple endpoints.

Endpoints in the study include:

- response rate, assessed using RECIST (Response Evaluation Criteria In Solid Tumours). Possible outcomes include complete response (disappearance of all tumours), partial response (more than 30% but less than 100% reduction in the sum of the longest

diameters of ‘target’ tumour lesions), stable disease (between a 30% reduction and a 20% increase in the sum of lesion measurements) and progressive disease (greater than 20% increase in the sum of lesion sizes or appearance of new lesions); response rates quoted in this release are derived from independent assessment of patient scans by a reader blinded to the treatment received; 2 patients in the AS1404 group and 9 patients in the standard chemotherapy group could not be evaluated in the independent assessment of response.

- time to tumour progression, assessed as the time from the start of treatment until the first recording of progressive disease according to RECIST; the values quoted in this release are based on independent assessment of scans and derive from an uncensored analysis of time to progression data
- survival, defined as the time from the start of treatment until death from any cause; follow up of patients is ongoing and present survival projections have been made after a total of 21 deaths.

Background on AS1404
AS1404 (DMXAA) is a small-molecule vascular disrupting agent (VDA). It is the first member of this class of drugs to report positive efficacy data from a controlled study. AS1404 was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.